Graubard Miller
405 Lexington Avenue
New York, New York 10174

(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

March 7, 2008

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: H. Christopher Owings
Assistant Director

Re: CS China Acquisition Corp.
Amendments No. 2 and 3 to Registration Statement on Form S-1
Filed January 31, 2008 and February 21, 2008
File No.: 333-147294

Dear Mr. Owings:

On behalf of CS China Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated February 29, 2008, relating to the above-captioned Amendments to the Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 4 to Scott Anderegg.

In addition to the changes made in response to the Staff’s comment letter, please be advised that the Company has changed the terms of its warrants so that they will become exercisable upon the later of the Company’s completion of a business combination and one year from the date of the prospectus included in the Registration Statement. Accordingly, we have revised the disclosure throughout the Registration Statement to reflect this change.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Securities and Exchange Commission
March 7, 2008
Page
Taxation, page 74

1.
We refer you to prior comment 5. In your disclosure you provide several conclusions concerning U.S. tax law. For example, you state that “Any capital gain or loss realized by the U.S. holder on a sale or other disposition of our ordinary shares will generally be long-term capital gain or loss if the U.S. holder’s holding period for the ordinary shares is more than one year.” This and other similar statements in your disclosure are legal conclusions that only the registrant’s counsel may make. Please revise to clarify that these are counsel’s conclusions. You should also identify counsel and refer readers to the legality opinion.

The tax section included in the Registration Statement provides general disclosure related to possible tax treatment of acquiring, owning and disposing of the Company’s securities. The taxation discussion is not based on an opinion of counsel. We have revised the disclosure on page 74 of the Registration Statement to indicate the foregoing.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Chien Lee
Sylvia Lee